245 Summer Street

Fidelity® Investments

Boston, MA 02210

September 28, 2018

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Salem Street Trust (the trust): File Nos. 002-41839 and 811-02105 Fidelity SAI Emerging Markets Low Volatility Index Fund (the fund(s)) Post-Effective Amendment No. 441

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 441 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The filing serves to register Fidelity SAI Emerging Markets Low Volatility Index Fund as a new series of the trust.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Pursuant to Rule 485(a), the trust elects an effective date of December 12, 2018.  We request your comments by October 28, 2018.

Please contact Renee Cummings at (603) 721-4221 with any questions or comments regarding this filing.

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/s/Renee Cummings
Renee Cummings
Legal Product Group